DC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
MAR 2 2 2006
1086

February 14, 2006

[redacted]

06025710

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/14/2006

William J. Mostyn, III
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

Dear Mr. Mostyn:

This is in response to your letter dated December 19, 2005 concerning the shareholder proposal submitted to Bank of America by Frank Coleman Inman. We also have received a letter from the proponent dated December 24, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 01 2006
THOMSON FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

BEST AVAILABLE COPY

Enclosures

cc: Frank Coleman Inman
600 Cherry Drive, #3
Eugene, OR 97401-6644

Bank of America

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.5083
Fax 704.386.9330
william.mostyn@bankofamerica.com

December 19, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Frank Coleman Inman

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal dated October 14, 2005 (the "Proposal") from Frank Coleman Inman (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporate Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth herein.

GENERAL

The 2006 Annual Meeting is scheduled to be held on or about April 26, 2006. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2006 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation's Board of Directors (the "Board") nominate at least 50% more director nominees than there are open board seats. Specifically, the Proposal states:

> "Resolved: The shareholders recommend that our board of directors nominate at least fifty percent more director nominees than there are open board seats. Shareholders will be provided in the proxy materials with the director nominee names, SEC-required declarations, biographical sketches, and photographs. Then shareholders or legal agents of shareholders will be able to vote their shares for no more than one nominee for each open seat.
>
> From all shares voted, the director nominees with the most votes for the available seats will comprise the new board until the next board election. The board of directors has the discretion of fully endorsing all director nominees or recommending, as they currently do to the shareholders, one director for each open seat."

REASON FOR EXCLUSION OF PROPOSAL

The Corporation requests that the Division concur with its view that the Proposal may properly be omitted from its 2006 proxy materials pursuant to the provisions of Rule 14a-8(i)(12)(iii) because the Proposal is identical to or deals with substantially the same subject matter as prior proposals that have been included in the Corporation's proxy materials three times within the preceding five calendar years and the Proposal received less than 10% of the vote in its most recent submission to shareholders at the Corporation's 2005 annual meeting of shareholders (the "2005 Annual Meeting").

The Proposal May be Excluded Under Rule 14a-8(i)(12)(iii).

Pursuant to Rule 14a-8(i)(12)(iii), the Proposal may be excluded from the Corporation's 2006 proxy materials. Rule 14a-8(i)(12)(iii) states:

> "(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy material within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

> . . .
>
> (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

The Proposal is identical (with only minor changes to the supporting statement) to shareholder proposals submitted and voted upon at the Corporation's annual meetings held in 2005 and 2004. In fact, those two proposals were submitted by the Proponent himself. The Proposal is also substantially the same as a proposal submitted and voted upon at the Corporation's annual meeting held in 2002 (the "2002 Proposal").

> The 2002 Proposal urged the Board "to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position."

The 2002 Proposal is substantively the same as the Proposal (that is, more than one candidate for each board seat), and varies from the Proposal almost solely in that it contemplates the inclusion of a higher number of excess nominees. Copies of the shareholder proposals referred to above which were voted upon at the Corporation's 2005, 2004 and 2002 annual meetings of shareholders are attached hereto as **Exhibits B**, **C** and **D**, respectively.

The Commission has stated that judgments under Rule 14a-8(i)(12) are to be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." *Exchange Act Release No. 34-20091* (August 16, 1983). The substantive concerns in the Proposal and the 2002 Proposal clearly are the same. The supporting statements related to the proposals both highlight the intent of the proponents to give shareholders a greater hand in director elections beyond the withholding of votes. Whether 50% or 100% more nominees were proposed, the same substantive concern is addressed in all four proposals.

The Division consistently has concluded that companies may properly exclude resubmissions on the basis of similar substantive concerns, notwithstanding differences in specific language or implementing activities. See *Verizon Communications, Inc.* (January 21, 2005); *AT&T Corporation* (February 17, 1998); *Cooper Industries* (January 14, 1997); *Bristol-Myers Squibb Company* (February 6, 1996; *United Technologies Corporation* (January 11, 1995); *American Brands, Inc.* (February 10, 1994); *The Gillette Company* (February 25, 1993); and *The Interpublic Group of Companies* (April 3, 1992).

If, as is the case here, a shareholder proposal has been submitted for a shareholder vote three times within the preceding five calendar years, the proposal may properly be omitted if it received less than 10% of the vote the last time it was submitted.

The last time the proposal was submitted and voted upon, at the 2005 Annual Meeting, there were 237,544,397 votes cast "for" the 2005 Proposal and 2,479,472,018 votes cast "against" the 2005 Proposal. As described in Section F.4 of the *Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on the proposal. Based on the formulation, the number of shares voting "for" the 2005 Proposal at the 2005 Annual Meeting constituted 8.74% of the total number of shares voting on the 2005 Proposal, as shown in the following calculation:

$$\frac{237{,}544{,}397}{237{,}544{,}397 + 2{,}479{,}472{,}018} = \frac{237{,}544{,}397}{2{,}717{,}016{,}415} = 8.74\%$$

Accordingly, the percentage vote in favor of the 2005 Proposal submitted for a shareholder vote at the 2005 Annual Meeting was less than 10%.

CONCLUSION

The Proposal is substantially similar to shareholder proposals voted upon three times in the preceding five calendar years, and in the vote on its most recent submission, the 2005 Proposal received less than 10% of the total votes cast. Accordingly, the Corporation requests that the Division concur with the Corporation's view that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(12)(iii). Should the Division disagree with the Corporation's position or require any additional information, we would appreciate the opportunity to confer with the Division concerning these matters prior to the issuance of its response.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

William J. Mostyn III
Deputy General Counsel and Corporate Secretary

cc: Frank Coleman Inman

EXHIBIT A

EXHIBIT B

Reprinted from Definitive Proxy Statement filed by Bank of America Corporation on March 28, 2005:

ITEM 4: STOCKHOLDER PROPOSAL REGARDING NOMINATION OF DIRECTORS

The Corporation has received the following stockholder proposal from Mr. Frank Coleman Inman, 600 Cherry Drive, #3, Eugene, Oregon 97401-6644. As of the record date for the Annual Meeting, Mr. Inman beneficially owned 29,600 shares of Common Stock.

Resolved: The shareholders recommend that our board of directors nominate at least fifty percent more director nominees than there are open board seats. Shareholders will be provided in the proxy materials with the director nominee names, SEC-required declarations, biographical sketches, and photographs. Then shareholders or legal agents of shareholders will be able to vote their shares for no more than one nominee for each open seat.

From all shares voted, the director nominees with the most votes for the available seats will comprise the new board until the next board election. The board of directors has the discretion of fully endorsing all director nominees or recommending, as they currently do to the shareholders, one director for each open seat.

Stockholder's Statement Supporting Item 4:

In our typical board elections, stockholders have only one director nominee option for each open board position. Any shareholder(s) can withhold votes for any or all nominees, but lacking alternate director nominees, the election results remain preordained. This lack of options for typical shareholders means that all director nominees will be elected whether most stockholders believe each nominee will represent most shareholders well or not, raising accountability and control issues to many shareholders.

Director priorities other than representing most stockholders have often contributed to corporate downfalls; examples may include Enron and Worldcom. While Bank of America directors have a good overall track record of helping grow shareholder wealth, better director oversight via shareholder choice may increase shareholders' control of investments.

Similar solutions for shareholder and/or member choice are often recommended by corporate governance experts and are successfully implemented by many organizations, including the publisher of Consumer Reports. Last year, when this proposal was first put before BAC stockholders, over 94 million shares (equal to over 188 million shares post August 2004 stock split) were voted in favor, a strong start.

Providing positive, practical director choice for stockholders may increase our Bank of America stock price, via more stockholder control of our BAC investments. Corporate governance may improve most via better board elections, and this practical solution makes sense for most Bank of America stockholders.

EXHIBIT C

Reprinted from Definitive Proxy Statement filed by Bank of America Corporation on April 23, 2004:

ITEM 4: STOCKHOLDER PROPOSAL REGARDING NOMINATION OF DIRECTORS

The Corporation has received the following stockholder proposal from Frank Coleman Inman, 600 Cherry Drive, #3, Eugene, Oregon 97401-6644. As of the record date for the Annual Meeting, Mr. Inman beneficially owned 14,800 shares of Common Stock.

Resolved: The shareholders recommend that our board of directors nominate at least fifty percent more director nominees than there are open board seats. Shareholders will be provided in the proxy materials with the director nominee names, SEC-required declarations, biographical sketches, and photographs. Then shareholders or legal agents of shareholders will be able to vote their shares for no more than one nominee for each open seat.

From all shares voted, the director nominees with the most votes for the available seats will comprise the new board until the next board election. The board of directors has the discretion of fully endorsing all director nominees or recommending, as they currently do to the shareholders, one director for each open seat.

Stockholder's Statement Supporting Item 4:

In our typical board elections, stockholders have only one director nominee option for each open board position. Any shareholder(s) can withhold votes for any or all nominees, but lacking alternate director nominees, the election results remain preordained. This lack of options for typical shareholders means that all director nominees will be elected whether most stockholders believe each nominee will represent most shareholders well or not, raising accountability and control issues to many shareholders.

Director priorities other than representing most stockholders have often contributed to corporate downfalls; examples may include Enron and Worldcom. While Bank of America directors have a good overall track record of helping grow shareholder wealth, better director oversight via shareholder choice may increase shareholders' control of investments.

Similar solutions for shareholder and/or member choice are often recommended by corporate governance experts and are successfully implemented by many organizations, including the publisher of Consumer Reports. Corporate governance may improve most via better board elections, and this practical solution makes sense for most Bank of America shareholders.

EXHIBIT D

Reprinted from Definitive Proxy Statement filed by Bank of America Corporation on March 25, 2002:

ITEM 5: STOCKHOLDER PROPOSAL REGARDING NOMINATION OF DIRECTORS

The Corporation has received the following stockholder proposal from Mr. Bartlett Naylor, 1255 N. Buchanan, Arlington, Virginia 22205. Mr. Naylor beneficially owns 426 shares of Common Stock.

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Stockholder's Statement Supporting Item 5:

Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections.
Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. I believe the current system thus provides no readily effective way for shareholders to oppose a candidate who has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory.

Our company should offer a rational choice when shareholders elect directors.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be "awkward" for management when it recruits candidates? Presumably this would add rigor, which I believe is justified by the responsibility of board directors. (Management could print a nominee's name advanced by an independent shareholder to limit such embarrassment.) The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

We urge you to vote FOR this proposal.

Frank Coleman Inman
Bank of America Owner of 29,600 Shares of Common Stock
600 Cherry Drive, #3
Eugene, Oregon 97401-6644
(541) 484-5982
coleinman@hotmail.com

October 14, 2005

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

Dear Corporate Secretary:

The following is my stockholder's proposal for consideration at the 2006 Annual Meeting:

Stockholder Proposal Regarding Nomination of Directors
Resolved: The shareholders recommend that our board of directors nominate at least fifty percent more director nominees than there are open board seats. Shareholders will be provided in the proxy materials with the director nominee names, SEC-required declarations, biographical sketches, and photographs. Then shareholders or legal agents of shareholders will be able to vote their shares for no more than one nominee for each open seat.

From all shares voted, the director nominees with the most votes for the available seats will comprise the new board until the next board election. The board of directors has the discretion of fully endorsing all director nominees or recommending, as they currently do to the shareholders, one director for each open seat.

Stockholder's Statement Supporting Item
In our typical board elections, stockholders have only one director nominee option for each open board position. Any shareholder(s) can withhold votes for any or all nominees, but lacking alternate director nominees, the election results remain preordained. This lack of options for typical shareholders means that all director nominees will be elected whether most stockholders believe each nominee will represent most shareholders well or not, raising accountability and control issues to many shareholders.

Director priorities other than representing most stockholders have often

contributed to corporate downfalls; examples may include Enron and Worldcom. Our directors have approved large merger/acquisition deals overly generous to the other firms' stockholders at the short term expense of Bank of America stockholders; the FleetBoston and MBNA deal announcements were each quickly followed by the loss of billions of dollars of BAC stock market capitalization. While Bank of America directors have a good overall track record of helping grow shareholder wealth, better director oversight via shareholder choice may increase shareholders' control of investments.

Similar solutions for shareholder and/or member choice are often recommended by corporate governance experts and are successfully implemented by many organizations, including the publisher of Consumer Reports. Two years ago, when this proposal was first put before BAC stockholders, over 94 million shares (equal to over 188 million shares post August 2004 stock split) were voted in favor, a strong start. Last year, this proposal grew more popular with BAC stockholders, as over 237 million shares were voted in favor.

Providing positive, practical director choice for stockholders may increase our Bank of America stock price, via more stockholder control of our BAC investments. Corporate governance may improve most via better board elections, and this practical solution makes sense for most Bank of America stockholders.

The above concludes my stockholder's proposal to be included in the proxy statement for the 2006 Annual Meeting. As I am submitting this proposal prior to the November 28, 2005 proxy statement deadline, the favor of a prompt reply is requested.

Of course, I intend to continually hold at least $2,000 worth of Bank of America common stock through the 2006 BAC stockholders' meeting, per SEC requirements for a stockholder's proposal. In fact, I am not planning on selling any of my 29,600 shares.

Sincerely,

Frank Coleman Inman

Frank Coleman Inman

Frank Coleman Inman
Bank of America Owner of 29,600 Shares of Common Stock
600 Cherry Drive, #3
Eugene, Oregon 97401-6644
(541) 484-5982
coleinman@hotmail.com

October 14, 2005

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

Dear Corporate Secretary:

The following is my stockholder's proposal for consideration at the 2006 Annual Meeting:

Stockholder Proposal Regarding Nomination of Directors
Resolved: The shareholders recommend that our board of directors nominate at least fifty percent more director nominees than there are open board seats. Shareholders will be provided in the proxy materials with the director nominee names, SEC-required declarations, biographical sketches, and photographs. Then shareholders or legal agents of shareholders will be able to vote their shares for no more than one nominee for each open seat.

From all shares voted, the director nominees with the most votes for the available seats will comprise the new board until the next board election. The board of directors has the discretion of fully endorsing all director nominees or recommending, as they currently do to the shareholders, one director for each open seat.

Stockholder's Statement Supporting Item
In our typical board elections, stockholders have only one director nominee option for each open board position. Any shareholder(s) can withhold votes for any or all nominees, but lacking alternate director nominees, the election results remain preordained. This lack of options for typical shareholders means that all director nominees will be elected whether most stockholders believe each nominee will represent most shareholders well or not, raising accountability and control issues to many shareholders.

Director priorities other than representing most stockholders have often

contributed to corporate downfalls; examples may include Enron and Worldcom. Our directors have approved large merger/acquisition deals overly generous to the other firms' stockholders at the short term expense of Bank of America stockholders; the FleetBoston and MBNA deal announcements were each quickly followed by the loss of billions of dollars of BAC stock market capitalization. While Bank of America directors have a good overall track record of helping grow shareholder wealth, better director oversight via shareholder choice may increase shareholders' control of investments.

Similar solutions for shareholder and/or member choice are often recommended by corporate governance experts and are successfully implemented by many organizations, including the publisher of Consumer Reports. Two years ago, when this proposal was first put before BAC stockholders, over 94 million shares (equal to over 188 million shares post August 2004 stock split) were voted in favor, a strong start. Last year, this proposal grew more popular with BAC stockholders, as over 237 million shares were voted in favor.

Providing positive, practical director choice for stockholders may increase our Bank of America stock price, via more stockholder control of our BAC investments. Corporate governance may improve most via better board elections, and this practical solution makes sense for most Bank of America stockholders.

The above concludes my stockholder's proposal to be included in the proxy statement for the 2006 Annual Meeting. As I am submitting this proposal prior to the November 28, 2005 proxy statement deadline, the favor of a prompt reply is requested.

Of course, I intend to continually hold at least $2,000 worth of Bank of America common stock through the 2006 BAC stockholders' meeting, per SEC requirements for a stockholder's proposal. In fact, I am not planning on selling any of my 29,600 shares.

Sincerely,

Frank Coleman Inman

Frank Coleman Inman

Frank Coleman Inman
Bank of America Owner of 29,600 Shares of Common Stock
600 Cherry Drive, #3
Eugene, Oregon 97401-6644
coleinman@hotmail.com

December 24, 2005

BY PRIORITY DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Frank Coleman Inman

Dear SEC Decision Makers:

Bank of America Corporation's Deputy General Counsel (William J. Mostyn, III) wrote you a letter dated December 19, 2005 that BAC is seeking your inaction if the bank "... omits the Proposal from its proxy materials for the 2006 Annual Meeting ..." for modest stockholder choice in the election of corporate directors.

I have several concerns relating to this matter. First, Bank of America claims to have lost their first copy of my enclosed 2006 stockholder's proposal dated October 14, 2005 with postal delivery confirmation. Only my follow up telephone call to BAC resulted in discovery of this BAC mistake, and I resubmitted promptly before any BAC deadline. Secondly, my overnight letter copy from BAC pertaining to this SEC issue arrived on December 23, 2005. Did yours arrive earlier?

My last concern is that there are two significant differences between Mr. Bartlett Naylor's stockholder proposal of 2002 and mine, namely that his proposed at least 100% more director nominees than open board positions whereas mine proposes only 50% more. The second difference is that his proposal seems to involve a challenging pairing of directors against each other for each board position; mine does not.

My proposal for modest director choice has been growing more popular, earning 6.81% of shares voted in 2004 and 8.74% of shares voted in 2005. If the trend continues, a 2006 vote (the third vote) will surpass 10%.

Bank of America is a great bank with fine directors overall. But there is much room for improvement. Stockholders continue to have no say over the mid-week, late morning annual stockholder meeting times not are inconvenient for many working stockholders, despite my in person annual stockholder meeting requests for meeting time choice. Our directors have approved (and not sought stockholder approval for) an MBNA acquisition at a price with such a high premium to market that the value of BAC stock capitalization fell by billions of dollars upon the announcement of the acquisition. Some investors believe that BAC offered less than competitive interest rates during part of 2005 to lose market share of assets on deposit, to better ensure that the BAC/MBNA combination stays below the required 10% of assets on deposit cap before the SEC gives final approval to the combination.

In conclusion, I have been a BAC stockholder for about 15 years and have never sold a share of BAC stock. Shouldn't the SEC give the benefit of any doubt to the stockholders, the owners?

Enclosed are six paper clipped copy sets of each of the following: this letter, my 2006 BAC stockholder's proposal, Bartlett Naylor's 2002 BAC stockholder's proposal, and a corporate governance letter of mine that the Financial Times published. Thank you.

Sincerely,

Frank Coleman Inman
Bank of America Stockholder

cc: William J. Mostyn III

Frank Coleman Inman
Bank of America Owner of 29,600 Shares of Common Stock
600 Cherry Drive, #3
Eugene, Oregon 97401-6644
(541) 484-5982
coleinman@hotmail.com

October 14, 2005

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

Dear Corporate Secretary:

The following is my stockholder's proposal for consideration at the 2006 Annual Meeting:

Stockholder Proposal Regarding Nomination of Directors

Resolved: The shareholders recommend that our board of directors nominate at least fifty percent more director nominees than there are open board seats. Shareholders will be provided in the proxy materials with the director nominee names, SEC-required declarations, biographical sketches, and photographs. Then shareholders or legal agents of shareholders will be able to vote their shares for no more than one nominee for each open seat.

From all shares voted, the director nominees with the most votes for the available seats will comprise the new board until the next board election. The board of directors has the discretion of fully endorsing all director nominees or recommending, as they currently do to the shareholders, one director for each open seat.

Stockholder's Statement Supporting Item

In our typical board elections, stockholders have only one director nominee option for each open board position. Any shareholder(s) can withhold votes for any or all nominees, but lacking alternate director nominees, the election results remain preordained. This lack of options for typical shareholders means that all director nominees will be elected whether most stockholders believe each nominee will represent most shareholders well or not, raising accountability and control issues to many shareholders.

Director priorities other than representing most stockholders have often

contributed to corporate downfalls; examples may include Enron and Worldcom. Our directors have approved large merger/acquisition deals overly generous to the other firms' stockholders at the short term expense of Bank of America stockholders; the FleetBoston and MBNA deal announcements were each quickly followed by the loss of billions of dollars of BAC stock market capitalization. While Bank of America directors have a good overall track record of helping grow shareholder wealth, better director oversight via shareholder choice may increase shareholders' control of investments.

Similar solutions for shareholder and/or member choice are often recommended by corporate governance experts and are successfully implemented by many organizations, including the publisher of Consumer Reports. Two years ago, when this proposal was first put before BAC stockholders, over 94 million shares (equal to over 188 million shares post August 2004 stock split) were voted in favor, a strong start. Last year, this proposal grew more popular with BAC stockholders, as over 237 million shares were voted in favor.

Providing positive, practical director choice for stockholders may increase our Bank of America stock price, via more stockholder control of our BAC investments. Corporate governance may improve most via better board elections, and this practical solution makes sense for most Bank of America stockholders.

The above concludes my stockholder's proposal to be included in the proxy statement for the 2006 Annual Meeting. As I am submitting this proposal prior to the November 28, 2005 proxy statement deadline, the favor of a prompt reply is requested.

Of course, I intend to continually hold at least $2,000 worth of Bank of America common stock through the 2006 BAC stockholders' meeting, per SEC requirements for a stockholder's proposal. In fact, I am not planning on selling any of my 29,600 shares.

Sincerely,

Frank Coleman Inman

Frank Coleman Inman

EXHIBIT D

Reprinted from Definitive Proxy Statement filed by Bank of America Corporation on March 25, 2002:

ITEM 5: STOCKHOLDER PROPOSAL REGARDING NOMINATION OF DIRECTORS

The Corporation has received the following stockholder proposal from Mr. Bartlett Naylor, 1255 N. Buchanan, Arlington, Virginia 22205. Mr. Naylor beneficially owns 426 shares of Common Stock.

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Stockholder's Statement Supporting Item 5:

Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections.
Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. I believe the current system thus provides no readily effective way for shareholders to oppose a candidate who has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory.

Our company should offer a rational choice when shareholders elect directors.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be "awkward" for management when it recruits candidates? Presumably this would add rigor, which I believe is justified by the responsibility of board directors. (Management could print a nominee's name advanced by an independent shareholder to limit such embarrassment.) The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

We urge you to vote FOR this proposal.

p12

IAL TIMES

November 25 2005

oxic river: p too far

must come clean about pollution

with pollution, environmental damage and the squandering of natural resources. China and its 1.3bn people face a particularly severe challenge, not least in securing supplies of fresh water. Some 400 of the country's 668 big cities already suffer from shortages.

China's current Communist leaders, including President Hu Jintao, have rightly emphasised the need to consider the environmental and social consequences of the country's headlong economic growth and to plan accordingly. But they must do two things if they are to achieve the "balanced growth" they are seeking.

First, they have to ensure that their policies, including those concerning the environment, are actually enforced by local officials on the ground.

Second, they must abandon the party's habit of secrecy. Beijing's refusal to come clean about the outbreak in China of severe acute respiratory syndrome (Sars) contributed to the spread of a disease that killed hundreds of people in Asia in 2003. Today, health officials suspect that the Chinese government is either unwilling or unable to give an honest account of the spread of bird flu inside the country.

As the aftermath of the Jilin explosion shows, it is not just China's tolerance of environmental damage in pursuit of economic growth that is dangerous and impossible to sustain. Secrecy on matters of public interest also kills people and erodes trust in the government – and is equally unsustainable.

ilin's grip

pursuit of power seems relentless

advance on this road by going backwards. The European Union and the US must lobby hard on this issue – and must make clear they will continue to take a special interest.

The bid to increase state control over Avtovaz follows Mr Putin's sustained efforts to extend the Kremlin's grip on the economy, which started with attacks on the business oligarchs. A year ago, officials argued the state should control the country's "strategic" sectors, such as oil. But this policy has now turned into a general drive to control commercial life. By no stretch of the imagination is Avtovaz a strategic asset. But it is a huge employer commanding tens of thousands of workers.

The Kremlin's own economic experts, such as German Gref, the economy minister, have warned that increased state interference will damage the economy. But the Kremlin's real aims are not economic but political. Even if Mr Putin now wanted to stop the rush into authoritarianism he would find it almost impossible to stop his officials. For them the target is retaining power after the 2008 presidential election when Mr Putin must step down. They will take no chances in maintaining their grip on power.

For now, the debilitating economic effects of these moves are masked by high world energy prices. But one day Russia will pay a price for the Kremlin officials' naked political ambition. Foreigners investing in Russia would do well to take account of the risks.

in diversity

ing many sources and types of fuel

rely on very few sources (the Gulf for oil, Indonesia and Australia for gas). Hence the scramble between Japan and China for Russia's hydrocarbons.

But energy security can also lie in maximising the types as well as the

A few of the largest developing countries would capture benefits

From Mr Kevin P. Gallagher.

Sir, Martin Wolf chides the global justice movement for arguing that developed countries should respect developing countries' right to decide on trade policies that will help them to end poverty ("The fighters for trade justice have misread the battlefield", November 23).

If Mr Wolf looked at the latest World Bank projections of the economic benefits of the likely outcome of the Doha trade round, he would understand why developing countries want to draw a line in the sand.

According to new numbers released by the World Bank, developing countries stand to gain only $16bn, or less than a penny per person a day in the year 2015. What is more, a small number of the largest developing countries would capture most of the developing country benefits (Brazil, Argentina, China, India, Thailand, Vietnam, Mexico and Turkey). Contrary to Mr Wolf's column, the impacts on poverty are very small, with projected reductions of less than 1 per cent in the number of people living in poverty. Two years ago, World Bank models suggested 144m people would move out of poverty; now the "likely Doha scenario" lifts up just 6m people worldwide. Regarding reductions in northern agricultural subsidies, developing countries stand to gain just $9bn from agricultural trade reform, and only $1bn from subsidy reduction – a gain of less than 0.01 per cent.

These small gains of $16bn will come at considerable costs. The losses in tariff revenues alone will be more than twice the benefit, or $32bn. Developing countries rely on tariffs revenue for 20 per cent of all government revenue, and therefore development policy.

Kevin P. Gallagher,
Department of International Relations,
Boston University,
Boston, MA 02215, US

Don't tie the hands of good governments as well as bad

From Mr Duncan Green.

Sir, Martin Wolf applauds the idea of locking developing country governments into ever-tighter restraints on trade policies at the World Trade Organisation, comparing them to Odysseus strapped to his mast to resist the Sirens. But he fails to answer the obvious question – who is then left to steer the ship?

Over the past half century, numerous developing countries have clawed their way out of poverty, in some cases to something approaching wealth, but nearly all of them have done so thanks to an active, interventionist state. While they have pursued some uncontroversial policies of which Mr Wolf would doubtless approve, such as investing in education and infrastructure, South Korea, Taiwan, Malaysia and China (like the US and much of Europe before them) have prospered by promoting national industry with directed credit and selective tariff protection, and acquired technology by regulating foreign investors. History suggests that as countries develop, and their economies reach higher levels of competitivity and complexity, the advantages of liberalisation come to outweigh the costs, but liberalisation should follow development, not the other way around. The danger now is that, by forcing developing countries while still poor to cut tariffs and surrender "policy space", the WTO will kick away the developmental ladder from countries attempting to follow the examples of east Asia and elsewhere.

Mr Wolf worries that corrupt governments will merely use protection for rent-seeking, but the answer is to work for effective and accountable government, not to tie the hands of good and bad governments alike through the WTO.

Duncan Green,
Head of Research,
Oxfam,
Oxford OX4 2JY, UK

Search for policy space as Doha's opportunities shrink

From Prof Robert Hunter Wade.

Sir, Martin Wolf criticises the trade justice campaigners for condemning international obligations on developing countries, as though developing countries should be allowed to make their own policy choices unconstrained by external pressure.

I do not speak for the campaigners. But their point surely is not that unbridled sovereignty is good, but that the international obligations have to be pro- rather than anti-developmental.

A balanced reading of the empirical evidence does not strongly support Mr Wolf's presumption in favour of further trade liberalisation by all countries. The most successful developing countries of the past two decades, including China, India and Vietnam, have had high tariffs and non-tariff barriers, and a raft of other policies not consistent with World Trade Organisation agreements. On the other hand, many countries that subscribed to trade liberalisation and the other policies of the "Washington Consensus", and enforced WTO agreements, have been among the least successful, compared both with east Asia and with their earlier performance under less liberal policies.

Mr Wolf's analytical mistake is to take a static view, as in "A bias towards production for domestic markets guarantees a failure to grow up". East Asian experience shows this to be nonsense. East Asian trade regimes have been "strategic" rather than "across the board", integrated to a larger industrial policy of transformation; so a bias towards production for the domestic market in certain industries regarded as important for the economy's future growth was neither permanent nor free of performance requirements.

Developing countries should use the shrinking opportunities of the Doha Round to get international agreements revised so as to give them this sort of "policy space". Then the international obligations would be worth supporting.

Robert Hunter Wade,
Professor of Political Economy,
Development Studies Institute,
London School of Economics
London WC2A 2AE, UK

Real cost of trade liberalisation to Africa's economies

From Ms Claire Melamed.

Sir, Martin Wolf badly misreads Christian Aid on several fronts.

Christian Aid is indeed outspoken about the dangers of unfettered liberalisation. But this is because of the harm already caused to millions of poor people by forcing their countries to open their markets before they are ready.

He also accuses us of getting our sums wrong when we say that trade liberalisation has lost sub-Saharan Africa $272bn over the past 20 years. His critique of our modelling exercise demonstrates a misunderstanding of how African economies actually work.

It may come as a shock to free market purists, but the real world often behaves differently to theoretical texts. Mr Wolf should note that liberalisation rarely changes the structure of production and consumption. If shocks to African economies such as the oil price increase and commodity price collapse did not lead to a smooth adjustment to changing prices, what is to suggest that such a policy change as trade liberalisation would either?

These are economies with significant numbers of very poor people who cannot suddenly up sticks and move to other jobs. Neither can they suddenly consume less if the balance of payments requires it, since many are close to – or below – the minimum requirements for subsistence already.

Mr Wolf might also reflect on the fact that, in reality, exchange rates do not depreciate on command following trade liberalisation, so this is a reasonable omission from any econometric model. Furthermore, given the importance of this issue, we conducted a sensitivity analysis to see what the results would be if we made the contrary assumption – and found that assuming that exchange rates do adjust only changes the results by about 10 per cent.

Trade liberalisation has cost African countries $272bn in lost income over the past 20 years which is, as Mr Wolf himself notes, a "heinous crime".

Claire Melamed,
Trade Policy Manager,
Christian Aid,
London SE1 7RT, UK

A formal way with words for foreigners

From Mr Bernard Man.

Sir, Vivian Bazalgette (Letters, November 23) is only partially correct. *Gweilo* is indeed a Cantonese colloquial term and is never used formally. The Mandarin Chinese equivalent is *laowei*.

Originally, *gweilo* had a slightly negative connotation but its usage has become widespread and the term is now used generally to refer to anyone who is a foreigner.

The formal and more polite term for foreigner is *waiguoren* and is used in both Mandarin and Cantonese Chinese (the written term is exactly the same but pronunciation is different between Mandarin and Cantonese).

Bernard Man,
Hong Kong

Oops – what an omission . . .

From Mr Alex Hammond-Chambers.

Sir, I was tickled *pink* to see that the Financial Times, a newspaper with a pro-European bent, published a table of the "largest European companies by market capitalisation" that excluded British companies (November 23). Don't they count as European?

Alex Hammond-Chambers,
Alex Hammond-Chambers & Co,
Edinburgh EH1 2BW, UK



Shoo-in: most US corporate elections are uncontested

Better governance, at practically no cost

From Prof Cole Inman.

Sir, Corporate governance can vastly improve at almost no cost via two new Securities and Exchange Commission requirements. First, the SEC should require that all director candidates of publicly traded corporations must receive support from at least 50 per cent of share votes cast in uncontested elections. Currently, most US corporate elections are uncontested; bluntly put, the clones of Hitler and Stalin would get elected if nominated. There is no practical way to vote against a director nominee, and a "withhold" vote is the only way to oppose a candidate and carries merely the weight of embarrassment. Unhappy stockholders can sell, hold and complain, or sue. We stockholders need positive power.

Second, embarrassment power alone also characterises stockholder resolutions. These resolutions are considered merely precatory or advisory, meaning that a resolution that earns more than 50 per cent of votes cast does not have to be adopted by the corporation; the SEC needs to mandate the adoption of resolutions that receive more than 50 per cent of votes cast.

The adoption of these two improvements would probably reduce both wealth-destroying, ego-driven mergers and excessive chief executive pay, because stockholders (the owners) could actually fire directors for poor leadership. Just the remote possibility of replacement will help directors place stockholder interests first.

Cole Inman,
Eugene, OR 97401, US

Correction

■ An article on November 24 incorrectly stated that Britain has been a major producer of liquefied natural gas. In fact, it has never produced any LNG.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

The proposal recommends that the board of directors nominate at least fifty percent more director nominees than there are open board seats.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Mark F. Vilardo
Special Counsel